

June 20, 2014

Via E-mail
John R. Erickson
Director, Chief Financial Officer and Executive Vice President
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

   Re: American Capital Agency Corp.
     Form 10-K for the Year Ended December 31, 2013
     Filed February 27, 2014
     File No. 001-34057

Dear Mr. Erickson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Recent Market Impacts, page 41

1. We note your discussion of the interest rate environment during 2013 and your responses to the changing environment. In future filings, please provide a more comprehensive discussion of your responses to give greater insight into how the changes impacted you, and if you believe that these changes will continue to impact you and your results in future periods. For example, please tell us how you altered the composition of your asset portfolio and what impacts this had on your results, financial position and disclosure, and what impacts increasing your hedge positions had on your financial statements, and how you expect these reactions to impact you going forward.

Results of Operations, page 49

2.   Please revise your presentation of non-GAAP financial information in future filings to discuss, for each specific measure, why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

                                                Sincerely,

                                                /s/ Kristi Marrone

                                                Kristi Marrone
                                                Senior Accountant